January 23, 2014

VIA EDGAR Submission and Overnight Delivery

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Tia L. Jenkins

Re:    Express, Inc.
Form 10-K for Fiscal Year Ended February 2, 2013
Filed April 2, 2014
Form 10-Q for the Fiscal Quarter Ended November 2, 2013
Filed December 5, 2013
File No. 001-34742

Dear Ms. Jenkins:

On behalf of Express, Inc., a Delaware corporation (the “Company”), please find below the Company's response to the letter, dated January 9, 2014, from the Staff of the Securities and Exchange Commission (the “Staff”), regarding the Company's Annual Report on Form 10-K for the year ended February 2, 2013 (the “Form 10-K”) and the Company's Quarterly Report on Form 10-Q for the quarter ended November 2, 2013 (the "Form 10-Q"). The Company's response below corresponds to the caption and number of the Staff's comments (which are reproduced below in italics). Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Form 10-K.

Form 10-K for the Year Ended February 2, 2013

Item 8 - Financial Statements and Supplementary Data
Consolidated Balance Sheets, page 38

1.
In future filings, please separately disclose, either on your balance sheet or in a footnote, any elements of accrued expenses that exceed 5 percent of total current liabilities. Refer to Rule 5-02(20) of Regulation S-X. Please provide us your revised disclosure.

Response:
We advise the Staff that the only accrued expense that exceeded 5 percent of current liabilities, or approximately $15.6 million, was our income tax liability which was disclosed in Footnote 2, Summary of Significant Accounting Policies on page 46 of our Form 10-K. We will continue to monitor our disclosure with regard to Rule 5-02 (20) of Regulation S-X and will modify future disclosures as required.

Note 2. Summary of Significant Accounting Policies
Private Label Credit Card, page 44
2. You receive reimbursement funds related to your private label credit cards, which are netted against selling, general and administrative expenses. Please disclose in future filings the related amounts for each period presented. Please provide us your revised disclosure.

Response:
We advise the Staff that the reimbursement funds received are not material to warrant separate disclosure in our financial statements or in our management discussion and analysis. Funds received represent less than 2% of total Selling, General, and Administrative Expenses and less than 5% of Income Before Income Taxes on the Consolidated Statements of Income. We will continue to monitor this for potential disclosure in future filings.

Loyalty Program, page 44

3.
Please disclose in future filings the statement of income line item in which your estimated costs related to your loyalty program are recorded. Additionally, please disclose in future filings the amount of the loyalty liability included within accrued expenses at each period end, if material.

Response:
Estimated costs related to our loyalty program are recorded in Cost of Goods Sold, Buying and Occupancy Costs within the Consolidated Statement of Income. We will disclose this in future filings. The liability associated with our loyalty program is not material for separate disclosure, as it is currently less than 2% of current liabilities. We will continue to monitor this liability for potential disclosure in future filings.

Revenue Recognition, page 46

4.	In future filings, please disclose your accounting policy for revenue and other amounts received under your franchise agreements. Please provide us your revised disclosure.

Response:
We have different arrangements with each of our franchisees. These arrangements are not currently material to our operations either individually or in the aggregate, but in response to the Staff's comment and in recognition of the fact that this is a growing area of our business, we will add the following disclosure to our Form 10-K within the Revenue Recognition section of Footnote 2, Summary of Significant Accounting Policies:

"We sell merchandise to multiple franchisees pursuant to different franchise agreements. Revenues may consist of sales of product and/or royalties. Revenues from products sold to franchisees are recorded at the time title transfers to the franchisees. Royalty revenue is based upon a percentage of the franchisee’s net sales to third parties and is earned when the sale to a third party occurs."

Segment Reporting, page 47

5.
You discuss your products on page 5, including the introduction of new product categories, such as women’s and men’s fragrances and watches. In future filings, please revise to separately disclose revenues from external customers for major product categories. Refer to ASC 280-10-50-40. Please provide us your revised disclosures.

Response:
ASC 280-10-50-40 states, "A public entity shall report the revenues from external customers for each product and service or each group of similar products...". We believe that our apparel products should be aggregated as they are similar in nature and therefore do not warrant separate disclosure. However, the revenue derived from accessories and other sources are dissimilar enough in nature that in future filings, beginning with our Annual Report on Form 10-K for the year ended February 1, 2014, we will present revenues as follows:

"The following is information regarding the Company's major product categories:

	2013	2012	2011
Categories:	(in thousands)
Apparel	TBD	$1,872,844	$1,864,964
Accessories and other	TBD	250,180	186,848
Other revenue	TBD	25,045	21,543
Total net sales	$—	$2,148,069	$2,073,355

Other revenue consists primarily of shipping and handling revenue related to e-commerce activity, revenue from franchise agreements, and gift card breakage."

Note 11. Share-Based Compensation, page 57

6.
You granted 0.4 million shares of performance-based restricted stock and 0.1 million shares of performance-based restricted stock units. In future filings, please disclose the information required by ASC 718-10-50-2(g) as it relates to your granted restricted stock and restricted stock units with performance conditions. Please provide us your revised disclosure.

Response:
ASC 718-10-50-2(g) indicates that information on different share-based arrangements an entity may use is required "to the extent that the differences in the characteristics of the awards make separate disclosure important to an understanding of the entity’s use of share-based compensation."

Our performance based awards are typically granted as part of our annual grant of share based compensation, which may also include time based restricted stock units or restricted stock (collectively "restricted stock units"). The performance based awards are valued on the date of grant in the same manner as the time based restricted stock units. Beginning with our Form 10-Q for the first quarter ended May 4, 2013, we have included the difference in vesting dates between the performance based awards and the time based restricted stock units in our disclosure. In addition, we have disclosed the number of performance based awards granted and the expense recognition pattern for such awards. We believe we have therefore satisfied the requirement of ASC 718-10-50-2(g) by disclosing the areas where the performance based awards differ from the time based restricted stock units. We will continue to include this disclosure in future filings and, in addition, add the following disclosure to the footnote to clarify that the performance based awards are included in the table of activity containing the restricted stock units. The following is an excerpt of the revised disclosure we would have included in our Form 10-Q for the third quarter ended November 2, 2013 (additions are italicized).

"The Company's activity with respect to RSUs and restricted stock, including performance based awards, for the thirty-nine weeks ended November 2, 2013 was as follows:

	Number of Shares	Grant Date Weighted Average Fair Value Per Share
	(in thousands, except per share amounts)
Unvested, February 2, 2013	1,218	$20.65
Granted*	950	$17.96
Vested	(417)	$20.15
Forfeited	(152)	$20.24
Unvested, November 2, 2013	1,599	$19.25

*Number of awards granted includes approximately .5 million RSUs with one-year performance conditions. The amount granted reflects the current estimate against target; however, the number of performance based RSUs that ultimately are earned may vary from 0% - 125% of target depending on the achievement of predefined operating targets."

Form 10-Q for the Fiscal Quarter Ended November 2, 2013

Note 13. Guarantor Subsidiaries, page 14

7.	In future filings, please disclose, if true, that each of your subsidiary issuers are 100% owned as defined in Rule 3-10(h) of Regulation S-X.

Response:
The disclosure in our Form 10-Q reads, "On March 5, 2010, Express, LLC and Express Finance (the “Subsidiary Issuers”), both wholly-owned indirect subsidiaries of Express, Inc., issued the Senior Notes." In future filings we will substitute "100% owned" for "wholly-owned".

I hope that the foregoing has been responsive to the Staff's comments.

In responding to your comments, the Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions relating to any of the foregoing, please feel free to contact me at (614) 474-4300.

Very truly yours,

/s/ D. Paul Dascoli

D. Paul Dascoli
Chief Financial Officer
Express, Inc.